March 2, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Application for Withdrawal of Registration Statement on Form S-3 (Registration No. 333-216314)

Ladies and Gentlemen:

Babcock & Wilcox Enterprises, Inc., a Delaware corporation (the “Company”), hereby requests that its Registration Statement on Form S-3 (Registration No. 333-216314), originally filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2017 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).

The Company is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an “S-3,” whereas the Company intended the Registration Statement to be filed with the Commission with the code “S-3ASR.” No securities were sold pursuant to the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please telephone J. André Hall, Senior Vice President, General Counsel and Corporate Secretary of the Company, at (704) 625-4900 or Michael J. Solecki of Jones Day at (216) 586-3939.

Very truly yours,

BABCOCK & WILCOX ENTERPRISES, INC.

By: /s/ J. André Hall
Name: J. André Hall
Title:  Senior Vice President, General Counsel and Corporate Secretary